June 4, 2007
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Fax. No. (202) 772-9210
Attention:	Tamara Tangen, CPA Division of Corporation Finance
Re:	Comment Letter Dated May 21, 2007 Juniper Networks, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 8-K Filed on April 23, 2007 File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated May 21, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2006 and the Form 8-K dated April 23, 2007 of Juniper Networks, Inc. (the “Company”).
     The Company intends to respond to the Staff’s comments by June 18, 2007.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor

Vice President and General Counsel